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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 3)*

                      Source Interlink Companies, Inc.
------------------------------------------------------------------------------
                              (Name of Issuer)

                   Common Stock, par value $.01 per share
------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                  836151209
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                               (CUSIP Number)

                             Jonathan J. Ledecky
                        901 15th Street NW, Suite 950
                            Washington, DC 20005
                               (202) 261-6020
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                                March 8, 2004
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           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are being sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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 CUSIP No.  836151209                                       Page 2 of 5 Pages
----------------------                                     -------------------

                                SCHEDULE 13D

==============================================================================
       NAME OF REPORTING PERSON
1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Jonathan J. Ledecky
==============================================================================
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)
2                                                                         (b)

==============================================================================
       SEC USE ONLY
3

==============================================================================
       SOURCE OF FUNDS*
4      00

==============================================================================
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                              / /

==============================================================================
       CITIZENSHIP OR PLACE OF ORGANIZATION
6      United States of America

==============================================================================
                           SOLE VOTING POWER
                     7     1,840,000

      NUMBER OF      =========================================================
       SHARES              SHARED VOTING POWER
    BENEFICIALLY     8     0
      OWNED BY
        EACH         =========================================================
      REPORTING            SOLE DISPOSITIVE POWER
       PERSON        9     1,840,000
        WITH
                     =========================================================
                           SHARED DISPOSITIVE POWER
                     10    0

==============================================================================
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11       1,840,000

==============================================================================
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
12       SHARES                                                           / /

==============================================================================
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13       8.0%

==============================================================================
         TYPE OF REPORTING PERSON
14       IN

==============================================================================

--------
(1) Based upon 23,043,247 shares of Source Interlink Companies, Inc. common stock issued and outstanding as of March 8, 2004.


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----------------------                                     -------------------
 CUSIP No.  836151209                                       Page 3 of 5 Pages
----------------------                                     -------------------

           This Amendment No. 3 amends Amendment No. 2 to Schedule 13D filed on August 15, 2003 by Jonathan J. Ledecky ("Ledecky") relating to the common stock, par value $.01 per share (the "Common Stock") of Source Interlink Companies, Inc. ("Source" or the "Company").

ITEM 1.    SECURITY AND ISSUER:

           This statement relates to the Common Stock of Source. The address of the principal executive offices of Source is 27500 Riverview Center Blvd., Suite 400, Bonita Springs, Florida 34134.

ITEM 2.    IDENTITY AND BACKGROUND:

           (a) This statement is filed by Jonathan J. Ledecky ("Ledecky"), an individual.

           (b) Ledecky's business address is 901 15th Street NW, Suite 950, Washington, DC 20005.

           (c)  Ledecky's principal occupation is to make investments.

           (d) During the past five years, Ledecky has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

           (e) During the past five years, Ledecky has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Ledecky was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           (f)  Ledecky is a citizen of the United States of America.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

           Not applicable

ITEM 4.    PURPOSE OF TRANSACTION:

           Not applicable

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER:

           (a) Ledecky is the beneficial owner of 1,840,000 shares of common stock of the Company, or approximately 8.0% of the Common Stock (assuming there are 23,043,247 shares of common stock outstanding) as of March 8, 2004.

           (b) Ledecky has sole voting power and sole dispositive power over the 1,840,000 shares he beneficially owns.



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----------------------                                     -------------------
 CUSIP No.  836151209                                       Page 4 of 5 Pages
----------------------                                     -------------------


           (c) Except as otherwise set forth in this statement, Ledecky has not effected any transactions in the common stock during the past 60 days.

           (d) No person other than Ledecky has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,840,000 shares of common stock beneficially owned by Ledecky.

           (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

           Not applicable.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS:

           Not applicable.



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 CUSIP No.  836151209                                       Page 5 of 5 Pages
----------------------                                     -------------------



                                 SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of March 16, 2004

                                            By: /s/ Jonathan J. Ledecky
                                               ------------------------
                                                 Jonathan J. Ledecky